SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


     For the month of May 2003              Commission File Number 1-8481

                                   ----------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F                        Form 40-F     X
                       -----------                       -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No     X
                     -----------                   -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE and Bell Canada simplify operations


    - Bell creates divisions for consumer, large enterprise and small/medium businesses
    - Operations integrated to create single point of contact for customers
    -    Staff functions consolidated at BCE and Bell

    MONTREAL, May 7 /CNW Telbec/ - Michael Sabia, Chief Executive Officer of Bell Canada and BCE Inc., today announced a new business structure that simplifies Bell's operations by creating business divisions that reflect the three major customer segments it serves and integrates the corporate functions of BCE and Bell.
    "Our goals are clear - to differentiate ourselves in the market place by building a Bell Canada that is a powerhouse of performance, product and service innovation, is simple to deal with, and has the highest productivity in the industry," said Mr. Sabia. "That's how we're going to win in a highly competitive market. That's how we're going to bring value to our customers and earn the right to be their communications supplier of choice."
    Effective June 1st, Bell Canada will create three customer segments to replace its current structure:

    - The Consumer Markets Group will include Bell's residential wireline service, its Mobility services, its ExpressVu satellite T.V. service, its Sympatico Internet services and its retail operations.
    - The Small and Medium Business Division creates a unit which is totally dedicated to this customer segment.
    - The Enterprise Division will focus on large business customers, governments and institutions.

    The Consumer Markets Group will be led by Pierre Blouin, Group President. The Business Markets Group will be led by John Sheridan, Group President and will include Karen Sheriff, President, Small and Medium Business and Isabelle Courville, President, Enterprise.
    (Editor's Note: For further information on the new organization, including an organizational chart, go to www.bce.ca/en/announcement .)
    "Our customers want sophisticated, integrated solutions from a company that has leading-edge products and services, is reliable and is simple to deal with," said Mr. Sabia. "Our new structure moves us in this direction. It will facilitate our ability to provide customers a full range of communications services through a single point of contact."
    The company will carefully transition to this new structure in the coming weeks in order to ensure there is no impact on customers or service levels. Business customers will, for the most part, continue to be served by their regular sales representatives.
    Mr. Sabia went on to say that Bell will move towards taking a more integrated approach to managing its IS/IT, Technology, Network Operations and Productivity Initiatives. "We must continue to raise the bar on our customer services levels and our productivity accomplishments. We will achieve better performance in these areas by aligning all of our technological resources around a clear business purpose."
    The integration of functions between BCE and Bell will move BCE closer to the operations and challenges of its core asset. It will also serve to simplify BCE's structure, helping investors better understand the company's focus going forward.
    "A year ago we embarked on a plan to bring greater focus to the organization and simplify Bell. We addressed the uncertainties BCE was facing. We regained full control of Bell Canada. We strengthened the balance sheet. We implemented financial discipline. We are now implementing our plans to simplify Bell Canada to build stronger relationships with our 25 million customer connections. Our attention is on our core operations at Bell Canada and our intent is nothing short of making a strong, Canadian Bell Canada the best communications company in North America," concluded Mr. Sabia.

    About BCE
    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE's media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

    About Bell Canada
    Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and direct-to-home satellite service. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca .

    Call with the Media:
    BCE will hold a teleconference for media on Wednesday, May 7, 2003 at 11:00 a.m. (Eastern). Michael Sabia, Chief Executive Officer of BCE and Bell Canada, will be present for the teleconference. Interested participants are asked to dial (877) 793-3795 between 10:50 a.m. and 10:58 a.m. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca . The Webcast will be archived on our Web site.

    Caution concerning forward-looking statements
    Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause results or events to differ materially from current expectations include, among other things: the ability of BCE Inc.'s and Bell Canada's strategies to produce the expected benefits and growth prospects; general economic conditions, the level of consumer confidence and spending and the state of capital markets; the impact of adverse regulatory initiatives or proceedings; the level of demand, including in particular by the enterprise sector, and prices, for Bell Canada's products and services; BCE Inc.'s and Bell Canada's ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; and the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof.
    For additional information with respect to certain of these and other factors, refer to BCE Inc.'s First Quarter 2003 Management's Discussion and Analysis filed with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. and Bell Canada as of May 7, 2003 and, accordingly, are subject to change after such date. However, BCE Inc. and Bell Canada disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               Executive profiles

    Pierre J. Blouin will become Group President, Consumer Markets, Bell Canada effective June 1, 2003. He is currently the Chief Executive Officer of BCE Emergis Inc. where he led the company to profitability through an exhaustive review of its operations and strategy. He has also served as President and CEO of Bell Mobility. Prior to joining Bell Mobility, he held several executive positions within the BCE family, including Executive Vice- President of BCE. He holds a degree from Ecole des Hautes Etudes Commerciales (affiliated with the Universite de Montreal) and is a Fellow of the Canadian Bankers Institute. Mr. Blouin was recognized as one of the Top 40 Canadians under 40 by the Financial Post Magazine in 1998 and also earned the "releve de l'excellence" award from Ecole des Hautes Etudes Commerciales' in 1989.
    Note to Editor: Download Mr. Blouin's photograph at www.bce.ca/en/announcement.

    Isabelle Courville will become President, Enterprise, Bell Canada effective June 1, 2003. She is currently President and Chief Executive Officer of Bell Nordiq Group Inc., administrator of the Bell Nordiq Income Fund. She also leads the business and affairs of Telebec, LP and NorthernTel, LP. She has held various positions at Bell Canada including Senior Vice-President, Supply Chain and Capital Management, where she administered Bell's capital program and its procurement and supply chain activities. She is a graduate from the Ecole Polytechnique de Montreal and from McGill University. Ms. Courville is a member of the Ordre des ingenieurs du Quebec, the Barreau du Quebec and the Canadian Bar Association.
    Note to Editor: Download Ms. Courville's photograph at www.bce.ca/en/announcement.

    Karen H. Sheriff will become President, Small and Medium Business, Bell Canada effective June 1, 2003. She is currently Chief Marketing Officer for Bell Canada where she has successfully refocused Bell's marketing to prepare for the future growth of key customer segments. Ms. Sheriff joined Bell Canada in May 1999 as Senior Vice President of Product Management/Development. Previously, Ms. Sheriff was responsible for corporate marketing and branding at Ameritech Inc. Ms. Sheriff holds a bachelor's degree in psychology, economics and mathematics from Washington University in St. Louis. and has a master's degree in business administration from the University of Chicago.
    Note to Editor: Download Ms. Sheriff's photograph at www.bce.ca/en/announcement.

    May 7, 2003


                             Background information

                                   BELL CANADA
                             Key Priorities by Unit

    Consumer Markets
    Pierre Blouin, Group President
    - Quickly bring-to-market integrated, simple solutions - Simplify customers' interface with Bell to increase efficiency and improve service
    -    Implement strategy for the complete "broadband home"

    Business Markets
    John Sheridan, Group President
    - Synchronize Bell's approach to business customers nationally - Revitalize offering for large enterprises while managing strategic partnerships
        - Build base for the growing small and mid-sized business segment - Improve service across Customer Operations

    Enterprise
    Isabelle Courville, President
    - Strengthen value-added service offerings - Align sales force to better serve key customer segments - Integrate currently separate units to create one customer-facing unit

    Small & Mid-Sized Business
    Karen Sheriff, President
    - Realign sales effort to better serve customers with Bell's full capabilities
    - Deliver solutions to meet needs of this growing segment - Simplify customer interaction with better internal processes

    Bell Systems & Technology
    Eugene Roman, Group President
    - Drive to a new level of productivity at Bell - Develop plan for migration to more flexible IP-based network - Capitalize on emerging technologies while maximizing efficiency of existing assets

    Corporate Centre
    Stephen Wetmore, Chief Corporate Officer
    - Establish a unity of direction throughout Bell - drive out bureaucracy
    -    Drive enhanced levels of capital efficiency
    -    Continue to build Bell brand

For further information: Don Doucette, Communications, (514) 786-3924; George Walker, Investor Relations, (514) 870-2488, Web site: www.bce.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)

                          -----------------------------------------------------
                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                        Date: May 7, 2003